SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 4, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

Information to the Shareholders in Telia on the Proposed Combination of Telia and Sonera

This information has been prepared by the board of directors of Telia with the purpose of informing Telia shareholders on the proposed combination with Sonera. The combination is effected by way of an exchange offer from Telia to acquire all outstanding shares and warrants of Sonera. Except for the resolutions to be approved by the extraordinary general meeting in Telia, the exchange offer does not require any actions to be taken by the individual shareholders of Telia.

Lead manager and financial advisor to Telia

Contents

3	Extraordinary General Meeting in Telia
4	Reasons for the Merger
6	Telia and Sonera Combined
10	Pro forma Financial Information for the Combined Group
12	Telia in Brief
14	Sonera in Brief
16	Telia — Financial Information
17	Sonera — Financial Information
18	Risk Factors
19	TeliaWarrants

This information statement is not a prospectus. Further information about the offer from Telia to acquire all shares and warrants of Sonera can be found in the prospectus, which is a combined exchange offer document in Finland and listing particulars in Finland and Sweden, approved by the Finnish Financial Supervision Authority and recognized by the Stockholm Exchange. The full prospectus is available at www.telia.com/investorrelations and can also be ordered from +46 8 58 86 94 80.

Extraordinary General Meeting in Telia

The boards of directors of Telia and Sonera decided on March 26, 2002 to merge the businesses of the two companies. The merger will be effected through an exchange offer from Telia to acquire all of the outstanding shares(1) and warrants of Sonera. Shareholders in Sonera are offered 1.51440 Telia shares for every Sonera share tendered and holders of Sonera warrants issued pursuant to Sonera 1999 and 2000 stock options programs are offered one Telia warrant for each Sonera warrant tendered. The completion of the exchange offer is, among other things, conditional upon:

•	that shares representing more than 90 percent of the share capital and voting rights of Sonera being tendered;

•	approval of certain proposals by Telia shareholders at an extraordinary general meeting; and

•	prior receipt of all required approvals of relevant governmental and regulatory authorities.

For a detailed description of the terms and conditions of the offer, please refer to the prospectus(2).

In furtherance of the exchange offer, Telia’s board of directors will convene an extraordinary general meeting on November 4, 2002. At the meeting, Telia’s shareholders will be asked, among other things:

•	to authorize the board of directors of Telia to decide upon the issuance of Telia shares necessary to implement the exchange offer;

•	to authorize the board of directors of Telia to decide upon the issuance of debentures with detachable Telia warrants necessary to implement the exchange offer;

•	to elect members of the board of directors, effective as of the completion of the exchange offer;

•	to change, subject to completion of the exchange offer, Telia’s name to TeliaSonera; and

•	to change, subject to completion of the exchange offer, the composition of the nomination committee.

Upon completion of the exchange offer, Telia will issue a maximum of 1,706,304,914 Telia shares, whereby the number of outstanding Telia shares will increase from 3,001,200,000 to a maximum of 4,707,504,914. The share capital will hereby increase with a maximum of SEK 5,460,175,724.80 from SEK 9,603,840,000 to SEK 15,064,015,724.80. The Telia shares to be issued will carry the same dividend rights as other currently outstanding Telia shares with respect to the fiscal year 2002 and subsequent years. Telia will apply for listing of the Telia shares on the main list of the Helsinki Exchanges and has applied for quotation of the Telia shares, in the form of ADSs, on Nasdaq.

In addition, Telia will issue debentures with a maximum of 31,220,339 detachable Telia warrants, which entitle the holders to subscribe for a total of 46,830,508 Telia shares, leading to an increase in the share capital by a maximum of SEK 149,857,625.60. Please refer to page 19 for a description of the warrants. Telia will apply for listing of the Telia 2002/2005: A warrants on the main list of the Helsinki Exchanges.

The affirmative vote of holders of a majority of the votes cast at the extraordinary general meeting in Telia is required to (i) approve the authorization of the board of directors to issue the Telia shares necessary to implement the exchange offer and (ii) change the composition of the nomination committee. Furthermore, the affirmative vote of two thirds by number and voting power of the Telia shares represented at the extraordinary general meeting is required to (i) approve the authorization of the board of directors to issue the Telia warrants necessary to implement the exchange offer, and (ii) change the company name. The election of directors will be determined by a plurality of the votes cast. The Kingdom of Sweden, which holds 70.6 percent of the shares and votes of Telia, has undertaken, subject to the terms of the shareholders’ agreement with the Republic of Finland, that it will vote in favor of the resolutions, necessary to implement the exchange offer, to be proposed by the board of directors of Telia at the extraordinary general meeting of Telia shareholders.

Except for the resolutions to be approved by the extraordinary general meeting, the exchange offer does not require any actions to be taken by the individual shareholders of Telia. Those shareholders who want to participate at the extraordinary general meeting should register in accordance with standard Telia procedures as specified in the notice of the extraordinary general meeting published in Swedish newspapers Svenska Dagbladet, Dagens Nyheter, Göteborgsposten, Sydsvenska Dagbladet and Dagens Industri and, in English, on Telia’s website, www.telia.com/ir. The English version of the notice can also be obtained on telephone +46-8-670 71 15.

Note 1:	Including shares held in the form of American Depository Shares (ADSs). Please refer to the prospectus.

Note 2:	The prospectus is a combined exchange offer document in Finland and listing particulars in Finland and Sweden, and has been approved by the Finnish Financial Supervision Authority and recognized by the Stockholm Exchange. The prospectus is available at www.telia.com/investorrelations and can also be ordered from +46 8 58 86 94 80.

Reasons for the Merger

Telia and Sonera are both active in some of the most developed telecommunications markets in the world. Both companies also have joint interests in leading mobile and fixed line operators in the Baltic and Russian markets.

Telia and Sonera believe that the merger will provide enhanced growth potential based on the current market positions and strategic fit of the two companies,and that the future prospects for both companies therefore will be improved through the merger.

Telia and Sonera expect that the close geographic proximity of the companies and the shared strategic values will be very important in realizing the benefits of the combination. The most important benefits of the combination are summarized below.

Larger Customer Base in the Nordic Region and Strong Market Leadership

The combined company will be the largest telecommunications operator in the Nordic region. Based on the number of subscribers, the combined company will be the leading mobile operator in Sweden and Finland, the second ranking operator in Norway and the fourth ranking operator in Denmark. The total mobile subscriber base of the combined company in the Nordic region will be approximately 7.4 million following the merger. The combined company will also be the largest fixed voice and data provider in the Nordic region with leading positions in Sweden and Finland and a significant position in Denmark.

Telia and Sonera expect that its significantly increased scale will enable the combined company to serve its customers better. The combined company will be able to offer seamless services to corporate customers throughout the region. The customer base of the combined company will also allow for faster development of integrated fixed and mobile service offerings.

Consolidation of Baltic Position

The combination will substantially strengthen the existing positions of Telia and Sonera in the Baltic region. AB Lietuvos Telekomas (in which the combined company will hold a 60 percent interest) and UAB Omnitel (combined interest of 55 percent), each of which are based in Lithuania, and Latvijas Mobilais Telefons SIA (combined direct and indirect interest of approximately 60 percent) in Latvia will become consolidated subsidiaries of the combined company. The combined company will also hold a 49 percent interest in each of AS Eesti Telekom (Estonia) and Lattelekom SIA (Latvia). As of June 30, 2002, the operators in the Baltic region had an aggregate of approximately 1.5 million mobile subscribers and 2.2 million fixed line accesses.

Strengthened Position in Russia and Eurasia

The combined company will have a direct and indirect holding of 43.8 percent in the Russian mobile operator MegaFon, a direct and indirect holding of 37.1 percent in the Turkish mobile operator Turkcell and a 58.55 percent holding in Fintur Holdings, which operates in emerging mobile markets through its holdings in mobile operators in Azerbaijan, Georgia, Kazakhstan and Moldova. As of June 30, 2002, the GSM operators within MegaFon had approximately 1.7 million subscribers, Turkcell had approximately 13.8 million subscribers and the mobile operators in which Fintur had a controlling interest had an aggregate of approximately 1.4 million subscribers.

Significant Synergies

Telia and Sonera expect to derive significant synergies as a result of the merger and have identified and quantified cost and capital expenditure synergies within a number of areas, mainly in the combined company’s wholly-owned Nordic operations.

In addition, synergies are expected to be derived from combining of Telia’s and Sonera’s interests in the Baltic region and Russia although such synergies have not been included in the amounts presented below. Telia and Sonera also expect to achieve revenue synergies, although these have not been quantified.

Cost Synergies 2002-2005

Telia and Sonera expect that the annual cost synergies will reach SEK 2.3 billion (EUR 250 million) by the end of 2005. Measured on a monthly basis, TeliaSonera is expected to achieve approximately 20 percent of this annual level by the end of 2003 and 50 percent by the end of 2004.

Distribution of Expected Cost Synergies

Capital Expenditure Synergies 2002-2005

Annual capital expenditure savings are expected to amount to approximately SEK 640 million (EUR 70 million) by the end of 2005. Measured on a monthly basis, TeliaSonera is expected to achieve approximately 30 percent of this annual level by the end of 2003, and 60 percent by the end of 2004.

Distribution of Expected Capital Expenditure Synergies

Revenue Synergies

Revenue synergies have not been quantified, but are expected to be achieved mainly by combining the offerings of both companies and actively marketing such offerings to the combined company’s larger customer base, through improved customer retention and customer relationship management as well as through the implementation of best practices. The combined company is expected to have a more attractive customer offering for current and potential customers of both companies.

One-off Expenses 2002-2005

One-off expenses (excluding transaction expenses) resulting from the merger are expected to be limited in 2002 and to total approximately SEK 2.0 billion (EUR 220 million) over the years 2003-2005, of which approximately one third is capital expenditure. Most of the costs are related to the elimination of overlapping activities and most of the capital expenditure is related to investment in telecommunications and IT systems. The total transaction expenses related to the merger are expected to amount to approximately SEK 1.2 billion (EUR 135 million).

Total Cash Flow Synergies after 2005

Telia and Sonera estimate that the total recurring annual pre-tax cash flow synergies to be generated from the merger will be approximately SEK 2.7 billion (EUR 300 million) after 2005.

Implementation

The identification of potential synergies has been conducted by working teams overseen by a joint Integration Office. The synergy areas comprise all of Telia’s and Sonera’s businesses. An implementation plan has been developed, the execution of which will commence immediately upon closing of the merger.

Strong Financial Resources and Cash Flows

The financial position of the combined company is expected to provide a solid and stable base from which to execute the strategy. In addition, management expects that the cash flow generation of the combined company will increase its ability to maintain its strong financial condition.

Attract Best Partners

Telia and Sonera believe that the transaction constitutes a major step in the consolidation of the Nordic telecommunications industry. Furthermore, Telia and Sonera expect that the larger scale operations and the combined competence of the two companies will make the combined company a strong partner in the future shaping of the telecommunications industry in the Nordic and Baltic regions and, in the longer term, in Europe.

Recommendation by Sonera’s Board of Directors

At a meeting on March 26, 2002, Sonera's board of directors concluded that the exchange offer was in the best interests of Sonera and its shareholders and unanimously passed a resolution to recommend that Sonera shareholders participate in the exchange offer.

Resolution by Telia’s Board of Directors

On March 26, 2002, the Telia board of directors resolved to approve the combination agreement between Telia and Sonera. The Telia board of directors has determined that the exchange offer is fair to, and in the best interests of, Telia and its shareholders.

Undertaking by the Republic of Finland

The Republic of Finland, which owns 52.8 percent of the shares of Sonera, has irrevocably undertaken to Telia that it will tender all of its shares in Sonera in the exchange offer, provided that neither Sonera nor Telia has terminated the combination agreement in accordance with its terms.

Undertaking by the Kingdom of Sweden

The affirmative vote of holders of a majority of the votes cast at the extraordinary general meeting in Telia is required to (i) approve the authorization of the board of directors to issue the Telia shares which are necessary to implement the exchange offer and (ii) change the composition of the nomination committee. Furthermore, the affirmative vote of two thirds by number and voting power of the Telia shares represented at the extraordinary general meeting is required to (i) approve the authorization of the board of directors to issue the Telia warrants necessary to implement the exchange offer, and (ii) change the company name. The election of directors will be determined by a plurality of votes cast. The Kingdom of Sweden, which holds 70.6 percent of the shares and votes of Telia, has undertaken, subject to the terms of the shareholders’ agreement with the Republic of Finland that it will vote in favor of the resolution necessary to implement the exchange offer, to be proposed by the board of directors of Telia at the extraordinary general meeting of Telia shareholders.

Combination Agreement and Shareholders’ Agreement

To facilitate the completion of the merger, Telia and Sonera have entered into a combination agreement. The combination agreement sets forth the terms and conditions of the exchange offer, certain representations, warranties and covenants of Telia and Sonera and the terms under which the exchange offer may be terminated.

     In connection with the execution of the combination agreement, the Kingdom of Sweden, the majority shareholder of Telia, and the Republic of Finland, the majority shareholder of Sonera, entered into a shareholders’ agreement.

     The combination agreement and the shareholders’ agreement are, in their entirety, included in the prospectus.

Telia and Sonera Combined

Business and Operations

The combined company will be the leading telecommunications group in the Nordic and Baltic regions. Based on number of customers, the combined company will be the largest mobile operator in Sweden and Finland, the second largest operator in Norway and the fourth largest operator in Denmark. The combined company will also be the largest fixed voice and data provider in the region with leading positions in Sweden and Finland and a significant position in Denmark. Furthermore, the combined company will be the largest operator in the Baltic region, with consolidated mobile and fixed line operations in Lithuania, consolidated mobile operations in Latvia, a minority interest in fixed line operations in Latvia and minority interests in mobile and fixed line operations in Estonia. The combined company will also have holdings in mobile companies in Russia, Turkey, Azerbaijan, Georgia, Kazakhstan and Moldova.

On a combined basis as of June 30, 2002(1), the combined company TeliaSonera had approximately 9.8 million mobile customers. Furthermore, the combined company had approximately 8.6 million fixed network access lines and approximately 1.5 million Internet subscriptions across the Nordic and Baltic regions.

Additionally, on a combined basis as of June 30, 2002, the associated companies of the combined TeliaSonera had approximately 15.9 million mobile customers in Turkey, Russia and the Baltic region and approximately 1.2 million fixed network access lines in the Baltic region and approximately 0.1 million fixed network access lines in Finland.

For the year ended December 31, 2001 and for the six months ended June 30, 2002, on a pro forma basis and not including the results of Fintur, net sales of the combined company amounted to SEK 80.9 billion (EUR 8.9 billion) and SEK 39.9 billion (EUR 4.4 billion), respectively. As of June 30, 2002, the combined company had 30,045 employees on a combined basis(1).

The combined company is proposed to be renamed TeliaSonera but will retain its current brand names, using Telia in Sweden and Denmark, Sonera in Finland, and NetCom in Norway.

TeliaSonera will use the Swedish krona as its reporting currency but will also, in investor information, show key information in euro in relation to its results of operations, financial condition and cash flows.

Strategy of the Combined Company

The implementation of the strategy and business structure for TeliaSonera will not commence until the exchange offer has been completed. Until such time, Telia and Sonera will continue their respective operations under their current strategies and business structures.

Members of the senior managements of Telia and Sonera have formulated a strategy for, and defined the governance of, the combined company. Following a review of the operations, financial condition and strategic direction of Telia and Sonera as stand-alone companies, Telia and Sonera have reached the following preliminary conclusions with respect to the strategy of the combined company.

Group Strategy

TeliaSonera’s overall focus will be on best serving its customers in its core business and creating value for its shareholders through stronger profits and cash flows.

Focus on Core Business

The principal focus of the combined company will be to further develop its business in its home market, which comprises the Nordic and Baltic markets. In Sweden, Finland and the Baltic countries, the combined company will provide a full range of telecommunications services to its customers, whereas in Norway and Denmark the combined company will initially offer a selected range of services with a focus on services that can be delivered profitably. Provided that the right expansion opportunities develop, the combined company intends to become a provider of a full range of services in all countries within its home market.

Growth opportunities outside of the home market

TeliaSonera intends to achieve growth through the further development of its Russian business with the aim, in the longer term, of having Russia form part of TeliaSonera’s extended home market.

TeliaSonera will seek to grow and create value in the international mobile businesses in Turkey and Eurasia. The combined company will also seek growth in the refocused international carrier business.

Adopt Customer-oriented Approach

TeliaSonera will be in the business of providing telecommunications services to customers rather than providing technology or access to networks as such. Accordingly, TeliaSonera will aim at accelerating the refocusing of its operations from a technology-driven approach to a customer-oriented approach, thereby enhancing its ability to achieve growth in its core businesses. TeliaSonera will seek to be innovative in packaging its product and service offerings for both retail and business customers to better meet the needs of its customers for integrated and easy-to-use services.

Pursue Profitable Growth

TeliaSonera will seek balanced growth in its home market and target selected growth opportunities outside its home market where requirements for return on investment and other factors are satisfied, as well as continue to evaluate participation in the consolidation of the European telecommunications services industry. The intention is to:

•	achieve profitable growth in its core business through combined product and service offerings, cross-selling telecommunications-intensive IT services and an intensified customer service approach;

•	pursue growth in Russia, e.g. by taking advantage of growth opportunities presented by the increasing penetration of mobile services;

•	pursue growth in international mobile operations in Turkey and Eurasia by enhancing the ability of majority-owned and associated companies in these regions to achieve growth through TeliaSonera’s expertise in mobile communications; and

Note 1:	Adjusted for the planned divestments of Telia’s Finnish mobile operations and the cable TV business in Sweden (Com Hem) as well as for the consolidation of Fintur as of September 1, 2002.

•	participate in the consolidation of the European telecommunications services industry through acquisitions, business combinations or partnership arrangements after careful evaluation of whether such a step would improve TeliaSonera’s ability to serve its customers and enhance shareholder value.

Generate Increased Profits and Cash Flow

TeliaSonera aims to significantly increase profits in the longer term, on an operating income level as well as on an EBITDA (earnings before depreciation and amortisation) and a net income per share level. Increased profits are expected to come from profitable growth, cost synergies from the merger, stand-alone efficiency improvements, improvement of under-performing businesses and divestment of non-core assets.

TeliaSonera will have an equally strong focus on increasing operating cash flows, which are expected to come from increased profits, from anticipated capital expenditure synergies resulting from the merger and from a cautious business oriented approach to capital expenditures.

TeliaSonera plans to maintain a strong financial position to enable it to develop its core business.

The following actions will be undertaken to support increased profits and cash flows:

•	Implementation of synergies. For information on synergies, please refer to page 4.

•	Stand-alone efficiency improvements. TeliaSonera plans to realize savings from both the continuation of the independent companies’ on-going efficiency programs as well as from new efficiency improvement programs. The areas designated for improvement are similar to those in which expected synergy benefits are to be achieved. The larger size of the combined company is expected to allow it to use benchmarking more efficiently as a tool to achieve cost and capital expenditure savings.

•	Divestment of non-core assets. Both Telia and Sonera have divested non-core assets in recent years. TeliaSonera intends to continue to streamline its businesses by divesting operations and assets that are not essential to its core business. In particular, TeliaSonera is considering the potential divestment of the following businesses:

—	Divestment of the remainder of Telia’s present investments in telecommunications operators outside of the Nordic countries, the Baltic region and Russia in light of market conditions or otherwise in an effort to maximize return on such investments.

—	Sonera has entered into an agreement to divest a portion of its shareholding in SmartTrust and has divested a portion of its shareholding in Sonera Zed. TeliaSonera intends to continue the process of working with third parties to further develop these businesses.

—	TeliaSonera will consider the disposal of certain operations that could be sourced more efficiently from outside providers.

—	TeliaSonera will continue to cap its expenditure and investments in its international UMTS ventures to no more than SEK 4.1 billion (EUR 450 million) during the years 2002-2011. Sonera wrote down its investments in each of Group 3G and Ipse 2000 to zero in the second quarter of 2002 reflecting changes in the circumstances relating to such companies’ business plans and operating environments. In July 2002, the board of directors of each of Group 3G and Ipse 2000 decided to halt the commercial operations of the companies. The UMTS holdings are now being treated as financial investments.

—	TeliaSonera has agreed to dispose of Telia’s existing mobile operations in Finland and Telia’s existing cable TV business in Sweden as a condition to receive clearance for the merger from the European Commission (please refer to page 9).

Generate Increased Profitability from Improving Under-performing Businesses

TeliaSonera plans to improve the performance of its under-performing businesses with the goal of having such businesses achieve profitability on an operating profit level and also result in a positive operating cash flow. Specifically, TeliaSonera plans to:

•	Transform the International Carrier business into a financially viable operation. TeliaSonera will aim to make its international carrier business cash flow positive as quickly as possible. In September 2002, Telia completed a comprehensive review of its international carrier operations, and decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of Telia International Carrier’s new strategy, it will focus on offering wholesale capacity and IP services to large customers over the profitable parts of its wholly-owned European and transatlantic networks. As part of the restructuring program, Telia has decided to close down Telia International Carrier’s Asian operations as well as its national voice reseller businesses in the United Kingdom and Germany, discontinue to offer domestic capacity services in the United States and terminate its co-location business. Telia will also significantly reduce the number of commercial points of presence of Telia International Carrier and centralize the sales, finance, administration and customer care resources of Telia International Carrier to Sweden. Telia also estimates that, as part of the restructuring, Telia International Carrier will reduce its current workforce of approximately 800 persons by more than 50 percent. The strategic refocusing and restructuring will also enable Telia International Carrier to substantially scale down the number of offices and technical facilities it maintains, as well as reduce the number of its operation and maintenance contracts and leased lines. Adjusted for the estimated restructuring charges, Telia expects its refocused international carrier operations to achieve positive cash flow during 2003.

•	Continue improvement of the operational performance in Telia’s Danish units. Telia has already taken actions to improve the performance of its Danish operations. Management expects that its current initiatives related to the Danish fixed voice and Internet services operations will improve the combined company’s market position in Denmark. Management also expects Telia’s new Danish GSM 900 network, which is due to be completed in 2002, to improve its market position in Denmark. Starting from a small market share, challenging the largest operator in Denmark, TeliaSonera will aim to pursue growth. Telia’s Danish mobile operations have recently recorded strong customer growth, having increased its subscriber base by over 40 percent in the first half of 2002.

•	Continue restructuring of Sonera’s Service Businesses. Sonera commenced restructuring its unit Service Businesses in 2001 and has made a commitment that underlying EBITDA losses will not exceed SEK 450 million (EUR 50 million) in 2002 and will reach at least break-even in 2003. This restructuring is proceeding according to plan and will be continued following the merger. Underlying EBITDA losses have already been reduced substantially to SEK 210 million (EUR 23 million) for the first six months of 2002 compared to SEK 1.4 billion (EUR 155 million) for the same period in 2001.

Group Governance

TeliaSonera intends to ensure that the appointment of its executives and members of management will be based only on competence and ability.

Board of Directors

In accordance with the terms of the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland relating to the merger of Telia and Sonera, the board of directors of Telia-Sonera will comprise a total of nine non-executive members. Initial members of the board of directors, in addition to the current chairmen of the boards of directors of Telia and Sonera, will include three representatives from each of the current board of directors of Telia and Sonera and one newly appointed independent director. As of the annual general meeting of the shareholders of TeliaSonera in the year 2003, two of the members appointed from the current boards of directors (one from each board of directors), will step down and two new independent directors will be appointed. In addition, the board of directors will include up to three employee representatives.

The nomination committee of TeliaSonera will comprise the chairman and deputy chairman of its board of directors. The nomination committee shall organize a consultation procedure to provide the principal shareholders of the combined company an opportunity to participate in the nomination process. It is the intention that the board members initially appointed in connection with the exchange offer and re-appointed at the annual general meeting of the shareholders of the combined company in 2003 will serve at least until the annual general meeting of the shareholders of TeliaSonera in 2004.

Tapio Hintikka, the chairman of the board of directors of Sonera, is proposed to be the chairman of the board of directors of the combined company and Lars-Eric Petersson, the chairman of the board of directors of Telia, is proposed to be the deputy chairman.

Management

TeliaSonera will operate as an integrated company with strong central control over strategic matters and over achievement of synergies and stand-alone improvements. At the same time, responsibilities for achieving profitability, day-to-day operations and local business will be decentralised to country-based profit centers. Central control of the combined company will be carried out by the corporate headquarters and two operational units.

Corporate Headquarters

The principal executive officers of TeliaSonera upon completion of the exchange offer will be as follows.

Mr. Anders Igel, chief executive officer

Mr. Harri Koponen, deputy chief executive officer

Mr. Kim Ignatius, chief financial officer

Mr. Michael Kongstad, responsible for corporate communications

Mr. Jan Henrik Ahrnell, responsible for corporate legal affairs

Mr. Harri Koponen, also responsible for the Marketing, Products and Services operational unit

Mr. Lars-Gunnar Johansson, responsible for the Networks and Technology operational unit

The Marketing, Products and Services operational unit will be responsible for the control of common product and services development in the combined company’s home market and will have key account responsibility for a large multi-domestic home market accounts.

The Networks and Technology operational unit will be responsible for the common telecommunications platforms and IT support platforms in the combined company’s home market and will also have responsibility for procurement.

The two operational units will have authority over country-based profit centers on central control matters and over decisions involving a longer time horizon.

Country-based Profit Centers

Country-based profit centers will be grouped into four units. Upon completion of the exchange offer, the following persons will be responsible for the profit centers.

Mr. Anders Igel will, for the time being, be responsible for the profit center Sweden

Ms.Anni Vepsäläinen, responsible for the profit center Finland

Mr. Kenneth Karlberg, responsible for the profit center Norway, Denmark and the Baltic countries

Mr. Aimo Eloholma, responsible for the profit center International Operations, which will include Russia, Turkey, Eurasia and International Carrier

Country-based profit centers are to be responsible for all operational resources, including marketing, sales, network operations and development of products and services. In Sweden and Finland, the network operations units will be maintained separately from the units carrying out the corresponding retail activities, with transparent financial reporting, and will also provide wholesale services to third-party operators. In Sweden and Finland, profit center responsibilities will be allocated based on customer segments, that is consumer, business and large corporate customers.

EU Clears the Merger between Telia and Sonera

The European Commission announced on July 10, 2002 the approval of the merger between Telia and Sonera. The approval is, inter alia, based on the following commitments by Telia and Sonera:

•	The combined company has committed to sell Telia’s existing mobile operations, dealership chain and equipment related to its wireless LAN business in Finland.

•	The combined company has committed to sell Telia’s existing cable TV business in Sweden (Com Hem).

•	The combined company has committed to hold its network businesses in separate legal entities from its retail activities.

•	The combined company has committed to make the combined company’s regulated wholesale fixed and mobile network products in Sweden and Finland available to third party telecommunication operators on a non-discriminatory basis compared to the terms on which they are offered internally within TeliaSonera.

•	The combined company has committed to make international GSM-wholesale roaming in Sweden and Finland available to third party mobile network operators on a non-discriminatory basis compared to the terms on which they are offered internally within the combined company. The combined company may require a reciprocal improvement from requesting third parties.

Telia and Sonera do not believe that giving effect to these commitments will have a material effect on the results of operations, financial condition or cash flows of the combined company.

Share Capital and Ownership Structure

Following the completion of the exchange offer, and assuming full acceptance, the share capital of Telia will amount to SEK 15,064,015,724.80, represented by 4,707,504,914 shares at a nominal value of SEK 3.20 each.

The shareholder structure of the combined company, based on the shareholder structure of Telia and Sonera respectively as of August 31, 2002, is set forth below.

TeliaSonera Pro forma Ownership

Source:	The ownership of Finnish institutional investors and Finnish private investors are based on the shareholders’ register Central Securities Depository, and the Swedish institutional and Swedish private investor ownership are based on Ägarservice AB's register of Telia shareholders.

Corporate Governance

In the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland the parties have agreed that they will use their respective voting power at general meetings of Telia-Sonera in a manner which is consistent with TeliaSonera exercising the highest standards of corporate governance principles.

In addition, the parties agreed that they will, in advance of any shareholders meeting of TeliaSonera, consult with each other on any matter to be resolved by the general meeting of TeliaSonera shareholders.

Disclosure Obligation of Telia in Finland

The Finnish Financial Supervision Authority has granted an exemption to Telia, pursuant to which Telia may publish its annual financial statements, annual financial statement releases and interim reports in Finland prepared in accordance with the Swedish laws and regulations. Pursuant to the exemption, Telia has the option of publishing the annual financial statements only in English. However, Telia intends to publish all financial statements in Swedish, Finnish and English.

Telia’s ongoing disclosure obligations are governed by the Finnish Securities Market Act and the Swedish Stock Exchange and Clearing Business Act as implemented by the listing agreement between Telia and the Stockholm Exchange. In accordance with the requirements of the Finnish Securities Market Act and the listing agreement with the Stockholm Exchange, Telia will inform the market of any matters likely to have a material impact on the value of the securities by issuing stock exchange releases. Pursuant to the new rules of the Helsinki Exchanges, that entered into force on September 1, 2002, Telia may issue press releases in accordance with the rules of the Stockholm Exchange. Telia intends to issue its press releases in Finland in Finnish, Swedish and English.

Pro forma Financial Information for the Combined Group

The following unaudited condensed pro forma consolidated financial statements give effect to the merger of Telia and Sonera and the related issuance of Telia shares and warrants assuming that 100 percent of the outstanding shares and warrants of Sonera will be exchanged, no warrants are exercised and that no cash consideration will be paid.

For accounting purposes, the merger will be accounted for as Telia’s acquisition of Sonera using the purchase method of accounting. The final combination of Telia and Sonera will, under International Accounting Standards, IAS, be calculated based on the transaction value and the fair values of Sonera’s identifiable assets and liabilities at the date of exchange of control. Therefore, the actual goodwill amount, as well as other balance sheet items, could differ from the preliminary unaudited condensed pro forma consolidated financial statements presented herein, and in turn affect items in the preliminary condensed pro forma consolidated income statement, such as goodwill amortization, income from associated companies and income taxes. The unaudited condensed pro forma consolidated income statements for the year ended December 31, 2001 and for the six-months period ended June 30, 2002 give effect to the merger as if the transaction had occurred on January 1, 2001. The unaudited condensed pro forma consolidated balance sheet as of June 30, 2002 gives effect to the merger as if the transaction had occurred on June 30, 2002.

The unaudited condensed pro forma consolidated financial statements are based on the historical financial statements of Telia and Sonera, which are prepared in accordance with IAS and Finnish accounting standards, Finnish GAAP, respectively. Finnish GAAP differs in some respects from IAS. Accordingly, the historical financial statements of Sonera have been adjusted to conform to IAS for all periods presented in these unaudited condensed pro forma consolidated financial statements.

Telia and Sonera each have ownership interests in three companies in Latvia and Lithuania (the “Baltic entities”). Telia and Sonera each account for their investments in those entities under the equity method. After the merger has been completed, these Baltic entities will become controlled subsidiaries of the combined group. The Baltic entities have been included in the unaudited condensed pro forma consolidated financial statements based on their historical financial statements, as if these entities had been controlled by the combined company since January 1, 2001.

The European Commission has conditioned its consent to the merger of Telia and Sonera on Telia’s disposal of its Finnish mobile operations and its Swedish cable TV company Com Hem. Telia has included these disposals in the unaudited condensed pro forma consolidated financial statements based on historical financial statements, as if they had taken place on January 1, 2001. No account has been taken within the unaudited condensed pro forma consolidated financial statements to any severance or restructuring costs, or any synergies that may, or may be expected to, occur following the exchange offer.

The conversion from local currency into SEK has been conducted based on average exchange rates for the applicable period for the unaudited pro forma consolidated income statements and on the exchange rate as of the balance sheet date for the unaudited pro forma consolidated balance sheets. For further information on exchange rates, please refer to the prospectus.

The unaudited condensed pro forma consolidated financial statements are only a summary and should be read in conjunction with the pro forma section with full notes, the historical consolidated financial statements and related notes of Telia and Sonera and other information included or incorporated by reference in the prospectus.

Telia has presented these unaudited condensed pro forma consolidated financial statements for illustrative purposes only. The unaudited condensed pro forma consolidated financial statements are not necessarily indicative of the actual results of operations or financial position that would have been reported had the merger occurred on the dates indicated, nor are they necessarily indicative of future operating results or financial position.

Unaudited Condensed Pro forma Consolidated Income Statement 2001

Financial information for Sonera below may differ from the corresponding information in Sonera Financial Information on page 17 as a consequence of adjustments to conform to IAS. For additional information on IAS adjustments please refer to the prospectus.

						Pro forma
Amounts in SEK millions, unless otherwise				EU	Pro forma	consolidated
stated, and under IAS	Telia[1]	Sonera[2]	Baltic[3]	requirements[4]	adjustments[5]	TeliaSonera

Net sales	57,196	20,245	5,744	(1,275)	(986)	80,924
Cost of sales	(40,435)	(10,416)	(2,743)	1,437	(288)	(52,445)
Gross income	16,761	9,829	3,001	162	(1,274)	28,479
Sales, administrative and R&D expenses	(17,943)	(8,745)	(1,607)	1,136	(831)	(27,990)
Other operating revenues and expenses	506	7,018	17	13	—	7,554
Income from associated companies	6,136	(3,487)	—	—	(518)	2,131
Operating income	5,460	4,615	1,411	1,311	(2,623)	10,174
Financial revenues and expenses	(652)	(3,644)	(116)	79	—	(4,333)
Income before taxes and minority interests	4,808	971	1,295	1,390	(2,623)	5,841
Income taxes	(2,917)	474	(42)	(387)	320	(2,552)
Minority interests	(22)	(6)	—	—	(570)	(598)
Net income	1,869	1,439	1,253	1,003	(2,873)	2,691
Earnings per share (diluted), SEK	0.62	1.56	—	—	—	0.57
Weighted average number of shares outstanding (‘000) (diluted)	3,001,200	924,346	—	—	—	4,689,380

Unaudited Condensed Pro forma Consolidated Income Statement January — June 2002

Financial information for Sonera below may differ from the corresponding information in Sonera Financial Information on page 17 as a consequence of adjustments to conform to IAS. For additional information on IAS adjustments please refer to the prospectus.

						Pro forma
Amounts in SEK millions, unless otherwise stated,				EU	Pro forma	consolidated
and under IAS	Telia[1]	Sonera[2]	Baltic[3]	requirements[4]	adjustments[5]	TeliaSonera

Net sales	28,231	9,923	3,048	(856)	(414)	39,932
Cost of sales	(18,344)	(4,807)	(1,469)	847	(220)	(23,993)
Gross income	9,887	5,116	1,579	(9)	(634)	15,939
Sales, administrative and R&D expenses	(9,004)	(3,313)	(885)	516	(413)	(13,099)
Other operating revenues and expenses	(430)	(4,956)	19	(9)	—	(5,376)
Income from associated companies	375	(30,537)	—	—	(228)	(30,390)
Operating income	828	(33,690)	713	498	(1,275)	(32,926)
Financial revenues and expenses	(371)	151	(54)	38	—	(236)
Income before taxes and minority interests	457	(33,539)	659	536	(1,275)	(33,162)
Income taxes	(308)	10,639	(131)	(154)	147	10,193
Minority interests	8	—	—	—	(248)	(240)
Net income	157	(22,900)	528	382	(1,376)	(23,209)
Earnings per share (diluted), SEK	0.05	(20.54)	—	—	—	(4.95)
Weighted average number of shares outstanding (’000) (diluted)	3,001,200	1,114,752	—	—	—	4,689,380

Unaudited Condensed Pro forma Consolidated Balance Sheet as of June 30, 2002

Financial information for Sonera below may differ from the corresponding information in Sonera Financial Information on page 17 as a consequence of adjustments to conform to IAS. For additional information on IAS adjustments please refer to the prospectus.

						Pro forma
				EU	Pro forma	consolidated
Amounts in SEK million, and under IAS	Telia[1]	Sonera[2]	Baltic[3]	requirements[4]	adjustments[5]	TeliaSonera

ASSETS
Intangible fixed assets	27,233	995	630	(44)	28,611	57,425
Tangible fixed assets	45,700	10,992	6,259	(1,726)	—	61,225
Interest-bearing financial fixed assets	7,869	1,504	2	142	—	9,517
Deferred tax benefit	1,814	10,462	—	(9)	—	12,267
Other non-interest-bearing financial fixed assets	10,012	14,703	13	—	(2,690)	22,038
Total fixed assets	92,628	38,656	6,904	(1,637)	25,921	162,472
Interest-bearing current receivables	4,119	280	—	(2)	—	4,397
Inventories, other non-interest-bearing current receivables	19,209	5,047	1,129	(503)	(300)	24,582
Short-term investments	226	8,751	—	—	—	8,977
Cash and cash equivalents	3,027	747	609	(4)	—	4,379
Total current assets	26,581	14,825	1,738	(509)	(300)	42,335
TOTAL ASSETS	119,209	53,481	8,642	(2,146)	25,621	204,807
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	59,728	18,696	5,582	—	19,180	103,186
Minority interests	245	7	2	—	2,409	2,663
Provisions for pensions	1,794	—	—	(35)	—	1,759
Deferred tax liability	7,270	469	1,081	(7)	3,148	11,961
Other provisions	3,411	—	—	(9)	—	3,402
Total provisions	12,475	469	1,081	(51)	3,148	17,122
Long-term loans	20,933	20,198	364	(401)	1,184	42,278
Short-term loans	2,850	8,643	531	(1,126)	—	10,898
Non-interest-bearing liabilities	22,978	5,468	1,082	(568)	(300)	28,660
Total liabilities	46,761	34,309	1,977	(2,095)	884	81,836
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	119,209	53,481	8,642	(2,146)	25,621	204,807

Note 1: Historical financial statements of Telia

These columns reflect Telia's historical consolidated income statement for the year ended December 31, 2001 and the income statement for the first six months of 2002 and balance sheet as of June 30, 2002, prepared and presented in accordance with IAS.

Note 2: Historical financial statements of Sonera

These columns reflect Sonera’s income statements for 2001 and for the first six months of 2002 and balance sheet as of June 30, 2002, restated to conform to IAS, and translated to SEK using the average exchange rate for the applicable period for the income statements and the exchange rate on the balance sheet date for the balance sheet. The financial information for Sonera above may differ from the corresponding information in Sonera Financial Information on page 17, as consequence of adjustments to confirm to IAS.

Note 3: Jointly controlled Baltic entities

These columns reflect the historical financial statements of AB Lietuvos Telekomas, UAB Omnitel and Latvijas Mobilais Telefons SIA, which will become controlled subsidiaries of the combined TeliaSonera.

Note 4: EU requirements

These columns reflect the effect of the European Commission conditioning its consent to the TeliaSonera merger on, among other things, Telia's disposal of its Finnish mobile operations and its Swedish cable TV company Com Hem.

Note 5: Pro forma adjustments

Under the purchase method of accounting, Telia will allocate the total purchase price to Sonera’s assets and liabilities based on their relative fair values. The allocation reflected herein is preliminary and is subject to completion of valuations as of the date of the consummation of the merger. Consequently, the actual allocation of the purchase price could differ from that presented herein. Telia will complete the determination of fair values and the allocation of purchase price after the completion of the exchange offer transaction. The determination of fair values will be based on independent appraisal.

     The combined company will amortize goodwill arising from the merger over 20 years under IAS.

Telia in Brief

Telia is the leading telecommunications company in the Nordic region and a market leader in a number of growth areas, including mobile communications, broadband and Internet services and IP-based network services.

Telia has a long tradition of innovation in the telecommunications sector. This tradition extends from the earliest developments in fixed-line telecommunications to Telia's central role in the development of the digital mobile telecommunications standard, GSM, in the early 1990s and its recent launch of GPRS (General Packet Radio Service) in Sweden, Finland and Norway.

As of June 30, 2002, Telia provided mobile telecommunications services to approximately 5.1 million subscribers in the Nordic region and had approximately 6.5 million fixed network access lines in Sweden. Telia also offers broadband and Internet services and with approximately 1.2 million residential and business subscribers, Telia is the leading dial-up and broadband Internet service provider in the Nordic region. Telia also has extensive international carrier operations located primarily in Europe.

As of June 30, 2002, Telia employed approximately 16,600 people.

Telia’s business activities are organized into four business areas: Telia Mobile, Telia Networks, Telia Internet Services and Telia International Carrier.

•	Telia Mobile offers a comprehensive range of mobile services for residential and business customers in the Nordic region. Telia has also established a market presence in the Baltic region and Russia through its strategic investments in leading mobile operators in these areas.

•	Telia Networks provides a wide range of fixed-line services to residential and business subscribers as well as to wholesale customers in Sweden and Denmark. Telia has also established a market presence in Estonia and Lithuania through its strategic investments in leading fixed-line operators in these regions.

•	Telia Internet Services offers dial-up and broadband Internet access services, value-added communications related services and cable and digital television services in Sweden and Denmark.

Distribution of External Net Sales by Business Area and Unit in 2001

Net Sales and Underlying EBITDA Margin

External Net Sales and Underlying EBITDA Margin

Note 1:	Underlying EBITDA equals operating income before depreciation, amortization and write-downs, net of items not reflecting the underlying business operations and excluding income from associated companies. Items not reflecting the underlying business operations include capital gains and losses, restructuring/phaseout of operations, personnel redundancy costs, year 2000 compliance (in 1998 and 1999), and expenses in conjunction with the initial public offering in 2000 and with the abandoned merger with Telenor in 1999.

Note 2:	Negative underlying EBITDA margin during one or several periods.

•	Telia International Carrier focuses on offering international wholesale voice, capacity and IP telecommunications services to large customers, which are primarily other carriers, mobile and fixed line operators, incumbents and service providers, over the profitable parts of its wholly owned European and transatlantic networks.

Telia Holding is a business unit that is responsible for managing Telia’s ownership interests in companies outside of Telia’s core operations and is reported as part of group-wide operations from April 2002.

Board of Directors

			Number of
	Year	Director	Telia shares
	born	since	owned[1]

Ordinary members:
Lars-Eric Petersson, Chairman	1950	2000	4,800
Peter Augustsson	1955	2001	800
Carl Bennet	1951	2000	10,000
Ingvar Carlsson	1934	2000	400
Anders Igel	1951	1999	100
Marianne Nivert	1940	2001	5,150
Lars Olofsson	1951	2001	0
Caroline Sundewall	1958	2001	1,000
Yvonne Karlsson[2]	1959	2001	100
Berith Westman[2]	1945	1993	650
Elof Isaksson[2]	1942	2000	1,150
Deputy members:
Magnus Brattström[2]	1953	2001	0
Stefan Carlsson[2]	1956	2002	650
Arja Kovin[2]	1964	2002	0

Note 1:	Including shareholding through holding entities or affiliated persons.

Note 2:	Appointed by the unions.

Group Management

			Number of
	Year	Year of	Telia shares
	born	employment	owned[1]

Anders Igel	1951	2002	100
President and Chief Executive Officer
Jörgen Latte	1954	2000	600
Acting Chief Financial Officer
Jan Rudberg	1945	1994	2,000
Responsible for new businesses
Lars Härenstam	1949	1999	3,150
Head of Corporate Development and Human Resources
Kenneth Karlberg	1954	1987	1,400
Head of Telia Mobile
Indra Åsander	1956	2000	3,350
Head of Telia Internet Services
Eva Lindqvist	1958	2000	1,750
Head of Telia International Carrier
Kennet Rådne	1957	2001	1,000
Head of Telia Networks
Anders Gylder	1950	2000	1,750
Head of Telia Sweden
Michael Kongstad	1960	2001	1,000
Head of Corporate Communications
Joel Westin[2]	1970	1997	200
Business Development Manager, Telia Networks

Note 1:	In addition, members of the group management hold warrants entitling to subscription of shares. For further information please refer to the prospectus.

Note 2:	Mr. Westin is a member of the group management for a period of 15 months.

The Telia Share and Ownership Structure

As of August 31, 2002, Telia’s issued and outstanding share capital was SEK 9,603,840,000 consisting of 3,001,200,000 shares with a nominal value of SEK 3.20 each.

      The shareholders of Telia and their respective holdings on August 31, 2002 were as follows:

Shareholders

	Number of	Percentageof
	shares	outstanding
	(millions)	shares %

Swedish state	2,118.3	70.6
Robur-fonder	81.6	2.7
Alecta	77.7	2.6
Fjärde AP-fonden	40.1	1.3
SEB-fonder	39.8	1.3
Nordea-fonder	38.8	1.3
Livförsäkrings AB Skandia	34.9	1.2
AFA Försäkring	27.4	0.9
Andra AP-fonden	25.3	0.8
SEB-Trygg försäkringar	23.4	0.8
Others	493.9	16.5

Total	3,001.2	100.0

Source:	Ägarservice AB

Share Price Development for the Telia Share

On September 30, 2002 the closing share price of the Telia share was SEK 23.30.

Sonera in Brief

Sonera is the leading provider of telecommunications services in Finland, one of the most sophisticated telecommunications markets in the world. Mobile communications, which accounted for approximately 55 percent of Sonera's total revenue in 2001, is its principal area of focus. As of June 30, 2002, Sonera provided mobile communication services to approximately 2.5 million subscribers in Finland. In addition to being the leading mobile communications provider in Finland, Sonera has also made investments in mobile and fixed line operators and joint ventures outside of the Nordic countries, and in August 2002, Sonera acquired control in Fintur with approximately 1.4 million GSM subscribers in certain Eurasian countries. Sonera has also committed substantial resources to the development of new services and applications for mobile communications as well as for data and media services.

Sonera is one of the leading providers of domestic local and long-distance and international fixed line voice and data services in Finland. Sonera provides local fixed voice services primarily in the more sparsely populated areas of eastern and northern Finland and a broad range of voice and data services to large corporate customers and small and medium enterprises, throughout Finland. Sonera also has significant investments in fixed-line communications operators in the Baltic countries. As of June 30, 2002, Sonera had approximately 0.7 million fixed network access lines in Finland. As of June 30, 2002, Sonera had approximately 7,500 employees. Sonera reports in five segments:

•	Mobile Communications Finland, which consists of the domestic mobile telecommunications operations.

•	International Mobile Communications, which focuses on managing and developing Sonera's interests in mobile communications operators outside of Finland.

•	Sonera Telecom, which includes Sonera's fixed-network voice and data services and Sonera's equipment sales businesses.

•	Service Businesses, which consists of businesses that focus on the development and sale of technologically advanced products and services.

•	Other Operations, which principally consists of intra-Group operations.

Sonera is primarily active in Europe and also holds minority interests in companies in the Baltic countries, Russia and Turkey. In 2001, substantially all of Sonera's revenues were derived from activities in Europe.

Distribution of Revenues by Segment in 2001

International Mobile Communications and Other Operations each generated less than one percent of Sonera's revenues in 2001

Revenues and Underlying EBITDA Margin

Revenues and Underlying EBITDA Margin

Note 1:	Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs and before restructuring expenses.

Note 2:	Negative underlying EBITDA margin during all the periods presented.

Board of Directors

			Number
			of Sonera
	Year	Director	shares
	born	since	owned

Tapio Hintikka, Chairman	1942	2001	—
Jussi Länsiö,Vice Chairman	1952	2000	—
Jorma Laakkonen	1943	2001	750
Eva Liljeblom	1958	2001	660
Roger Talermo	1955	2001	—
Esa Tihilä	1964	2001	—
Tom von Weymarn	1944	2001	2,850

Executive Management Team

			Number
			of Sonera
	Year	Year of	shares
	born	employment	owned[1]

Harri Koponen	1962	2001	7,972
President and Chief Executive Officer
Aimo Eloholma	1949	1974	18,552
Deputy CEO and Chief Operating Officer and acting Head of Sales and Marketing
Kim Ignatius	1956	2000	2,000
Chief Financial Officer
Jari Jaakkola	1961	1997	7,878
Head of Corporate Communications & IR
Jaakko Nevanlinna	1956	1991	942
Head of Production and Networks
Niklas Sonkin	1967	1988	1,500
Chief Strategy Officer
Anni Vepsäläinen	1963	1987	—
Head of Human Resources and Competencies
and acting Head of Products and Services

Note 1:	In addition, members of the executive management team hold warrants entitling to subscription of shares. For further information please refer to the prospectus.

The Sonera Share and Ownership Structure

As of August 31, 2002, Sonera’s issued share capital was EUR 479,579,743.47, consisting of 1,115,301,729 shares with no nominal value.

The shareholders of Sonera and their respective holdings as of August 31, 2002 were as follows:

Shareholders

	Number of	Percentage of
	shares	outstanding
	(millions)	shares %

Finnish State	588.9	52.8
Ilmarinen Mutual Pension Insurance Company	8.6	0.8
The Local Government Pensions Institution	5.3	0.5
State’s Pension Institution	4.8	0.4
Varma-Sampo Mutual Pension Insurance Company	4.3	0.4
LEL Employment Pension Fund	3.5	0.3
Mutual Insurance Company Eläke-Fennia	2.8	0.2
Suomi Mutual Life Insurance Company	2.3	0.2
Kuningas H.& Co	2.1	0.2
Suomi Insurance Company	2.0	0.2
Others	490.7	44.0

Total	1,115.3	100.0

Source:	Finnish Central Securities Depository register

Share Price Development for the Sonera Share

On September 30, 2002 the closing share price of the Sonera share was EUR 3.68.

Telia — Financial Information

						As of or for the six
	As of or for the year ended December 31					months ended June 30

IAS	1997	1998	1999	2000	2001	2001	2002

(in SEK millions, unless otherwise stated)						(unaudited)

INCOME STATEMENT DATA
Net sales	45,665	49,569	52,121	54,064	57,196	27,795	28,231
Costs of production	(29,634)	(30,988)	(31,206)	(33,028)	(40,435)	(18,001)	(18,344)
Sales, administrative, and research and development expenses	(13,456)	(15,045)	(14,887)	(16,326)	(17,943)	(8,324)	(9,004)
Other operating revenues and expenses, net	806	4,388	(805)	8,493	506	278	(430)
Income from associated companies	(163)	(704)	723	(1,197)	6,136	51	375
Operating income	3,218	7,220	5,946	12,006	5,460	1,799	828
Financial net	(90)	(77)	34	(289)	(652)	(388)	(371)
Income after financial items	3,128	7,143	5,980	11,717	4,808	1,411	457
Taxes	(946)	(2,092)	(1,754)	(1,447)	(2,917)	(848)	(308)
Minority interests	40	(40)	(4)	8	(22)	(22)	8
Net income	2,222	5,011	4,222	10,278	1,869	541	157
OTHER INCOME STATEMENT DATA
Earnings per share (diluted) (SEK)	0.78	1.76	1.48	3.50	0.62	0.18	0.05
Cash dividends per share (SEK)	0.40	0.42	0.49	0.52	0.50	—	—
Operating margin (%)	7.0	14.6	11.4	22.2	9.5	6.5	2.9
Net profit margin (%)	4.9	10.1	8.1	19.0	3.3	1.9	0.6
Weighted average diluted number
of shares outstanding (in thousands)	2,851,200	2,851,200	2,851,200	2,932,757	3,001,200	3,001,200	3,001,200
CASH FLOW DATA
Cash flow from operating activities	8,920	10,301	10,715	10,152	10,416	2,810	4,701
Cash flow from investing activities	(12,426)	(8,967)	(10,701)	(37,121)	3,632	(2,678)	(4,094)
Cash flow from financing activities	3,896	(2,301)	1,005	26,818	(6,608)	(405)	(6,535)
Cash flow for the period	390	(967)	1,019	(151)	7,440	(273)	(5,928)
OTHER RATIOS
Underlying EBITDA[1]	12,324	13,309	14,059	13,087	12,915	6,362	6,968
Underlying EBITDA margin (%)	27.0	26.8	27.0	24.2	22.6	22.9	24.7
BALANCE SHEET DATA
Intangible fixed assets	1,566	1,844	2,146	25,198	26,816	26,884	27,233
Tangible fixed assets	39,239	34,801	33,318	43,807	47,314	47,361	45,700
Financial fixed assets	8,666	12,553	18,023	22,335	20,784	20,563	19,695
Current assets	16,439	18,080	23,117	31,375	33,277	35,384	26,581
Total assets	65,910	67,278	76,604	122,715	128,191	130,192	119,209
Shareholder’s equity	25,487	29,344	32,893	55,988	59,885	58,570	59,728
Minority interests	306	210	210	320	204	1,497	245
Provisions	12,262	7,735	10,488	11,351	13,107	12,042	12,475
Long-term debt	7,082	6,491	9,123	20,876	25,193	26,092	20,933
Current debt	7,731	7,062	6,934	13,166	3,931	10,685	2,850
Non-interest-bearing liabilities	13,042	16,436	16,956	21,014	25,871	21,306	22,978
Total equity and liabilities	65,910	67,278	76,604	122,715	128,191	130,192	119,209
OTHER BALANCE SHEET DATA
Capital employed	46,329	43,440	50,936	92,374	90,971	99,097	85,250
Operating capital	39,192	34,921	39,160	75,042	70,150	78,361	70,008
Net interest bearing liability	14,609	6,767	7,527	20,235	10,661	19,069	10,336
Debt/equity ratio (multiple)	0.60	0.24	0.24	0.37	0.18	0.33	0.17
Equity/assets ratio (%)	36.8	41.5	41.0	44.4	46.2	44.4	49.9

Note 1:	Underlying EBITDA equals operating income before depreciation, amortization and write-downs, net of items not reflecting the underlying business operations and excluding income from associated companies. Items not reflecting the underlying business operations include capital gains and losses, restructuring/phaseout of operations, personnel redundancy costs, year 2000 compliance (in 1998 and 1999), and expenses in conjunction with the initial public offering in 2000 and with the abandoned merger with Telenor in 1999.

Sonera — Financial Information

							As of or for the six
	As of or for the year ended December 31						months ended June 30

	1997	1998	1999	2000	2001	2001	2001	2002	2002
Finnish GAAP	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)	(SEK)[1]	(EUR)	(EUR)	(SEK)[1]

(in millions, unless otherwise stated)							(unaudited)
INCOME STATEMENT DATA
Revenues	1,352	1,623	1,849	2,057	2,187	20,241	1,082	1,084	9,927
Other operating income	18	24	45	1,589	916	8,478	902	382	3,498
Operating expenses	(881)	(1,097)	(1,226)	(1,599)	(1,820)	(16,844)	(890)	(1,204)	(11,026)
Depreciation and amortization	(204)	(261)	(281)	(299)	(332)	(3,073)	(168)	(161)	(1,474)
Operating profit	285	289	387	1,748	951	8,802	926	101	925
Equity income (loss) in associated companies	19	59	110	121	(202)	(1,870)	(94)	(3,979)	(36,439)
Sales and write-downs of short-term investments	—	—	—	—	(272)	(2,517)	—	(43)	(394)
Financial income and expenses	5	(2)	—	(9)	(32)	(296)	(27)	12	110
Profit (loss) before income taxes, minority interest and extraordinary items	309	346	497	1,860	445	4,119	805	(3,909)	(35,798)
Income taxes	(89)	(94)	(126)	(318)	(35)	(324)	(128)	1,246	11,411
Minority interest in income	—	(1)	(1)	(1)	(1)	(9)	1	—	—
Extraordinary items, net of income taxes	—	—	—	(35)	—	—	—	—	—
Net income (loss)	220	251	370	1,506	409	3,785	678	(2,663)	(24,387)

OTHER INCOME STATEMENT DATA
Net income (loss) per share (EUR, SEK)	0.25	0.29	0.42	1.68	0.44	4.10	0.74	(2.39)	(21.88)
Cash dividends per share (EUR, SEK)	0.04	0.15	0.07	0.10	0.07	0.65	0.07	—	—
Operating profit margin (%)	21.1	17.8	20.9	85.0	43.5	43.5	85.6	9.3	9.3
Net income (loss) margin (%)	16.2	15.5	20.0	73.2	18.7	18.7	62.7	(245.7)	(245.7)
Weighted average diluted number of shares outstanding (in thousands)	878,061	878,362	881,632	902,193	924,346	924,346	906,091	1,114,752	1,114,752

CASH FLOW DATA
Cash provided by operating activities	455	508	442	227	197	1,823	22	289	2,647
Cash (used in) provided by investing activities	(531)	(1,126)	(771)	(4,572)	1,223	11,319	495	(7)	(64)
Capital expenditures	(373)	(351)	(338)	(430)	(359)	(3,323)	(172)	(107)	(980)
Investments in shares and shareholder loans	(22)	(898)	(410)	(4,852)	(572)	(5,294)	(431)	(123)	(1,126)
Cash provided by (used in) financing activities	93	632	309	4,394	(1,410)	(13,050)	(523)	(295)	(2,702)

OTHER RATIOS
Underlying EBITDA[2]	489	587	647	501	562	5,201	224	386	3,535
Underlying EBITDA margin (%)	36.2	36.2	35.0	24.4	25.7	25.7	20.7	35.6	35.6

BALANCE SHEET DATA
Intangible assets	42	53	69	116	98	912	114	90	819
Property, plant and equipment	1,090	1,123	1,159	1,265	1,269	11,803	1,279	1,198	10,904
Long-term investments and receivables	293	1,231	1,826	4,779	6,068	56,440	5,914	2,761	25,129
Inventories	15	22	36	40	33	307	44	15	137
Receivables	281	292	404	3,418	610	5,674	695	562	5,115
Cash and short-term investments	145	93	115	156	716	6,660	1,999	1,044	9,502
Total assets	1,866	2,814	3,609	9,774	8,794	81,795	10,045	5,670	51,606
Shareholders’ equity	1,312	1,424	1,801	3,233	4,575	42,553	3,956	1,856	16,892
Minority interest	—	12	14	16	13	121	17	1	9
Long-term debt	171	788	1,124	1,842	2,007	18,668	2,586	2,236	20,351
Other long-term liabilities	86	91	115	171	148	1,377	145	204	1,857
Current debt	2	135	172	3,955	1,473	13,701	2,755	950	8,646
Other current liabilities	295	364	383	557	578	5,376	586	423	3,850
Total shareholders’ equity and liabilities	1,866	2,814	3,609	9,774	8,794	81,795	10,045	5,670	51,606

OTHER BALANCE SHEET DATA
Net debt	28	830	1,181	5,641	3,268	30,396	5,122	2,142	19,495
Net debt/equity (%)	2.1	57.8	65.1	173.6	71.2	71.2	128.9	115.3	115.3
Equity/assets (%)	70.9	51.5	50.6	33.4	52.4	52.4	39.7	32.9	32.9

Note 1:	Conversion into SEK is based on the average exchange rate for the applicable period for income statement data and on the exchange rate as of the balance sheet date for balance sheet data.

Note 2:	Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs and before restructuring expenses.

Risk Factors

Holders of shares and warrants in Telia are advised to consider the risks related to the merger and to the holding of these securities in general. In specific, holders of such securities should consider all the risks described, as well as other information, which are included in the prospectus. A selection of some of these risks, which are specifically related to the exchange offer, the combined company’s business, certain legal and regulatory matters and the main owners, is set out briefly below.

Risks Related to the Exchange Offer

•	One condition to the exchange offer, related to the valuation of the exchange offer in comparison to the price payable for Sonera shares in a subsequent mandatory redemption offer, will continue to apply after the expiration of the exchange offer period until Telia completes or abandons the exchange offer. For further information on such condition, please refer the prospectus. The existence of this condition poses two main risks for holders of Sonera securities:

–	Because this condition will continue to be in effect after the expiration of the exchange offer period, holders of Sonera shares and warrants who tender their shares in the exchange offer cannot be certain that the exchange offer will be completed at the time of the expiration of the exchange offer period.

–	Because shareholders’ withdrawal rights cease after the expiration date of the exchange offer; if holders of shares or warrants in Sonera tender their securities in the exchange offer, they risk being unable to withdraw their securities for a substantial period of time after the expiration date of the exchange offer period and before the scheduled settlement date of the exchange offer, currently expected to be approximately 15 business days, during which time Telia may decide to terminate the offer.

•	Holders of Sonera shares and warrants who tender their securities in the exchange offer will receive a fixed number of Telia securities, not a fixed value.

•	Regulatory authorities have already imposed and may seek to impose conditions that could reduce the anticipated benefits of the merger.

•	Telia and Sonera may have difficulty integrating their large and complex businesses and realizing the anticipated benefits of the merger.

•	Holders of securities in Sonera who do not participate in the exchange offer may, if the offer is completed, choose to participate in a mandatory redemption offer that may result in a cash payment that is either higher or lower than the value of the share consideration to be received in connection with the exchange offer.

Risks Related to the Combined Business

•	The revenues and profitability of the combined company could decline if the growth in the Nordic telecommunications markets slows.

•	Increased competition in the Nordic mobile and fixed network communications markets may result in decreased prices, loss of market share or inability to gain market share.

•	The combined company faces a number of significant risks relating to its investments in UMTS licenses and networks.

•	Telia’s international carrier operations are expected to face continued intense competition, which may lead to further price declines and margin pressure. In light of continued turbulence in the market, Telia has decided to restructure its international carrier operations, which will result in Telia recording significant restructuring provisions and asset write-downs in the third quarter of 2002. In addition, certain of Telia’s customers in the international carrier business are experiencing, or may in the future experience, financial difficulties, which may negatively impact the business.

•	The combined company will have significantly more outstanding debt than Telia as a stand-alone entity. This may trigger a ratings downgrade for Telia and result in the combined company having higher borrowing costs and reduced financial flexibility as compared to Telia as a stand-alone entity.

•	Telia has made substantial investments in developing and marketing its broadband services. Broadband services are relatively new to the Nordic market and there can be no assurance that the combined company’s broadband services will achieve profitability.

•	To obtain clearance for the merger from the European Commission, Telia has agreed to dispose of its mobile operations in Finland and its cable TV business, Com Hem, in Sweden. Telia may be unable to find buyers for such businesses on satisfactory terms. In addition, the sale of Com Hem may have a negative effect on the growth of Telia’s Internet Services business.

•	Telia’s cooperation with Tele2 in connection with the build-out and operation of a UMTS network in Sweden may not be successful.

•	The value of the combined company’s investments in telecommunications companies outside of Western Europe may be adversely affected by political, economic and legal developments in these countries.

•	The combined company may not be able to fully realize anticipated tax benefits resulting from Sonera’s recent write down of its UMTS investments in Germany and Italy.

•	There can be no assurance that future impairment tests of goodwill and other intangible assets will not result in charges to earnings or affect the combined company’s ability to pay out dividends.

Risks Related to Legal and Regulatory Matters

•	The combined company will operate in a regulated industry and changes in, or adverse applications of, the regulations affecting it could harm its operating results and financial condition.

•	The market position of the combined company will subject it to legal constraints that may negatively affect its revenues.

Risks Related to the Combined Company’s Ownership by the Kingdom of Sweden and the Republic of Finland

•	The Kingdom of Sweden and the Republic of Finland may sell significant amounts of shares in the combined company and this could significantly depress the market price of the combined company’s shares.

Telia Warrants

In furtherance of the exchange offer for Sonera warrants,Telia will issue debentures with a maximum of 31,220,339 detachable Telia warrants (assuming that all holders of exercisable Sonera warrants tender such Sonera warrants, instead of exercising their Sonera warrants and subscribing for Sonera shares, and thereafter tendering such Sonera shares).

Below is a brief description of the terms and conditions for the Telia warrants to be issued in 14 series to mirror the terms and conditions of the outstanding series of Sonera warrants. For the complete terms and conditions and the complete additional terms and conditions, please refer to the prospectus.

			For each
One Telia	Exercise price		Sonera
warrant	per share, SEK	Exercise period	warrant

2002/2005:A	72.02	June 1, 2001-June 30, 2005	1999A
2002/2005:B	132.82	June 1, 2003-June 30, 2005	1999B
2002/2008:A	347.38	Nov 2, 2002-May 31, 2008	2000A1
2002/2008:B	347.38	May 2, 2003-May 31, 2008	2000B1
2002/2008:C	347.38	May 2, 2004-May 31, 2008	2000C1
2002/2008:D	108.17	Nov 2, 2002-May 31, 2008	2000A2
2002/2008:E	108.17	May 2, 2003-May 31, 2008	2000B2
2002/2008:F	108.17	May 2, 2004-May 31, 2008	2000C2
2002/2010:A	49.09	Nov 2, 2002-May 31, 2010	2000A3
2002/2010:B	49.09	May 2, 2003-May 31, 2010	2000B3
2002/2010:C	49.09	May 2, 2004-May 31, 2010	2000C3
2002/2010:D	33.64	Nov 2, 2002-May 31, 2010	2000A4
2002/2010:E	33.64	May 2, 2003-May 31, 2010	2000B4
2002/2010:F	33.64	May 2, 2004-May 31, 2010	2000C4

Each Telia warrant entitles its holder to subscribe for 1.5 Telia shares. The 31,220,339 Telia warrants entitle the holders to subscribe for a total of 46,830,508 Telia shares, leading to an increase of the share capital by a maximum of SEK 149,857,625.60. The maximum of 46,830,508 Telia shares represents 1.0 percent of the share capital and voting rights of Telia after the completion of the exchange offer and assuming that all outstanding Sonera shares are tendered in the exchange offer. The debentures with detachable Telia warrants will be subscribed for by Telia Förlagslån AB, a wholly-owned subsidiary of Telia. Upon completion of the exchange offer Telia Förlagslån AB will detach the warrants and transfer them in consideration for Sonera warrants tendered in the exchange offer. The transferred warrants are subject to terms and conditions complying with Swedish market practice for listed companies as well as certain additional terms and conditions, reflecting the terms and conditions of the Sonera warrants, such as a transfer restriction until the exercise period begins, an obligation for the holder to transfer the warrants to Telia Förlagslån AB without compensation if the employment with Telia terminates before the exercise period begins and certain conditions, relating to the value of the Telia share, to exercise the warrants. Please refer to the prospectus.

The exercise price and the number of Telia shares which each warrant entitles the holder to subscribe for may be recalculated where Telia carries out a bonus issue, a rights issue and in certain other circumstances.

The exercise period may be brought forward in connection with mergers and in certain other situations.

Telia AB (publ)
Investor Relations
SE-123 86 Farsta, Sweden
Tel. +46 (0)8-713 10 00
Fax. +46 (0)8-713 69 47
www.telia.com
Corp.Reg No: 556103-4249
Registered Office: Stockholm

Forward-Looking Statements

This document contains forward-looking statements. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this document include, but are not limited to, statements addressing the following subjects: expected timing of the merger; future financial and operating results; actions to be taken by the combined company following the merger; and the timing and benefits, including synergy benefits, of the merger.

The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: the failure of the shareholders of Telia to approve the capital increase necessary to implement the transaction, the failure of the minimum tender condition, or the failure of other conditions to the offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Telia and Sonera generally, including factors affecting the market for telecommunications services.

Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer

Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend

The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor

Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.